SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On September 9, 2014, DHT Holdings, Inc. (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the shareholders (the “Sellers”) of Samco Shipholding Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore (“Samco Shipholding”).  Pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement, the Company will acquire all of the issued and allotted shares of Samco Shipholding (the “Acquisition”) from the Sellers for a purchase price of $317,005,000 in cash payable at the closing of the Acquisition, less $5,000,000 that will be deposited in an escrow fund pending final determination of any purchase price adjustment following the closing.  The purchase price is subject to certain post-closing adjustments in accordance with the terms of the Share Purchase Agreement.

The closing of the Acquisition is subject to various customary closing conditions, including, among others, (i) receipt of certain third party consents, (ii) subject to certain materiality exceptions, the accuracy of the warranties made by the parties to the Share Purchase Agreement and compliance with the parties’ respective obligations under the Share Purchase Agreement and (iii) the consummation of one or more equity financings with aggregate net proceeds to the Company of not less than $290 million.  The closing of the Acquisition is expected to occur in September 2014, subject to satisfaction of closing conditions.  Samco Shipholding will continue to have outstanding indebtedness in an aggregate amount of $322,418,000 under four existing Samco Shipholding loan agreements, with final maturity dates ranging from May 11, 2015 to November 16, 2021.

The Share Purchase Agreement contains customary warranties of the parties, including warranties of the Sellers with respect to Samco Shipholding.  The Share Purchase Agreement also contains covenants of the parties to cooperate in seeking and obtaining necessary regulatory approvals and third party consents and of the Sellers to cause Samco Shipholding to conduct its business in the ordinary course until the consummation of the Acquisition, among other things.  The Company has agreed that, subject to certain exceptions, the aggregate total liability of the Sellers with respect to claims brought by the Company under the Share Purchase Agreement is capped at $100 million (the “Maximum Liability Amount”) and the aggregate liability of each Seller under the Share Purchase Agreement is limited to such Seller’s pro rata portion of the Maximum Liability Amount, based on such Seller’s ownership percentage in Samco Shipholding as of the date of the Share Purchase Agreement.

Pursuant to the terms of the Share Purchase Agreement, the Company has agreed to operate Samco Shipholding as a wholly-owned subsidiary of the Company, with its existing management and employee team, for a period of two years after consummation of the Acquisition, subject to certain exceptions.

The Share Purchase Agreement contains certain termination rights for the Company and the Sellers, including, among others, the right of either party to terminate the Share Purchase Agreement and the Acquisition if the Acquisition is not completed on or prior to September 23, 2014.

Samco Shipholding owns and operates a fleet currently consisting of seven very large double-hull crude oil tankers and also owns a 50% stake in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore. The Samco Shipholding fleet has an average age of approximately 4.5 years.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 10.1 and it is incorporated herein by reference.  The foregoing description of the Share Purchase Agreement and the transactions contemplated thereby are qualified in their entirety by reference to the Share Purchase Agreement.

On July 22, 2014, DHT Holdings, Inc. (the “Company”) entered into a term loan facility agreement (the “Term Loan Facility”) with ABN AMRO Bank N.V. Oslo Branch, DVB Bank London Branch and Nordea Bank Norge ASA.  Pursuant to the Term Loan Facility, certain wholly-owned subsidiaries of the Company (the “Borrowers”) will be permitted to borrow up to $141.0 million in the aggregate. The Company will guarantee the obligations of the Borrowers. The Term Loan Facility will mature on the fifth anniversary of the first borrowing or, if earlier, December 31, 2021, subject to earlier repayment in certain circumstances.  Each borrowing will bear interest at a rate equal to LIBOR plus 2.6%.  The borrowings will be secured by customary ship mortgages on VLCCs that we expect to be delivered to us in April, July and September 2016. The Term Loan Facility is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-194296.

Financial Statements and Exhibits

(a)	Historical Financial Statements of Samco Shipholding.

The audited consolidated financial statements of Samco Shipholding for the two years ended December 31, 2013 and 2012, together with the notes thereto and the auditor’s report thereon, and the unaudited consolidated financial statements of Samco Shipholding for the six-month period ended June 30, 2014, are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

(b)	Historical Financial Statements of the Company.

The unaudited consolidated financial statements of the Company for the six-month period ended June 30, 2014 are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

(c)	Pro Forma Financial Information.

The unaudited pro forma condensed financial statements of the Company, together with the notes thereto, are attached hereto as Exhibit 99.3 and are incorporated herein by reference, including:

•	the unaudited pro forma income statement for the year ended December 31, 2013;

•	the unaudited pro forma income statement for the six-month period ended June 30, 2014; and

•	the unaudited pro forma balance sheet as of June 30, 2014.

(d)	Exhibits.

Exhibit	Description

4.1	Term Loan Facility Agreement, dated as of July 22, 2014, between ABN AMRO Bank N.V. Oslo Branch, DVB Bank London Branch, Nordea Bank Norge ASA and DHT Holdings, Inc.

10.1	Share Purchase Agreement, dated as of September 9, 2014, between the various selling shareholders of Samco Shipholding Pte. Ltd. party thereto and DHT Holdings, Inc.

23.1	Consent of KPMG LLP

99.1	Historical Financial Statements of Samco Shipholding Pte. Ltd.

99.2	Historical Financial Statements of DHT Holdings, Inc.

99.3	Unaudited Pro Forma Condensed Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: September 9, 2014	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer